Exhibit 21.1

SUBSIDIARIES OF SJW CORP.

AS OF DECEMBER 31, 2008

San Jose Water Company, incorporated in the State of California, doing business as San Jose Water Company.

SJW Land Company, incorporated in the State of California, doing business as SJW Land Company.

SJWTX, Inc., incorporated in the State of Texas, doing business as SJWTX Inc. and as Canyon Lake Water Service Company.